Exhibit 12.1

MPG OFFICE TRUST, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Unaudited; in thousands, except ratios)

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings Available for Fixed Charges and Preferred Dividends:
Loss from continuing operations before equity in net income (loss) of unconsolidated joint venture	$(341,542)	$(391,009)	$(127,042)	$(99,373)	$(13,471)

Plus fixed charges:
Interest expense (including amortization of loan fees)	238,751	228,226	201,373	165,449	84,729
Capitalized interest and loan fees	1,223	1,590	9,199	45,955	14,950
Estimate of interest within rental expense	1,411	1,620	1,606	1,381	418

Fixed charges	241,385	231,436	212,178	212,785	100,097

Plus:
Amortization of loan fees	5,970	7,802	7,133	15,615	10,685
Gains on sale of real estate	16,591	20,350	—	—	108,469
Impairment of long-lived assets	210,122	258,874	—	—	—
Default interest accrued on mortgage loans in default	28,462	8,282	—	—	—
Distributions (to) from unconsolidated joint venture	—	(160)	4,600	3,570	5,422
Less:
Capitalized interest and loan fees	(1,223)	(1,590)	(9,199)	(45,955)	(14,950)

Earnings	$159,765	$133,985	$87,670	$86,642	$196,252

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$241,385	$231,436	$212,178	$212,785	$100,097
Preferred dividends	19,064	19,064	19,064	19,064	19,064

Combined fixed charges and preferred dividends	$260,449	$250,500	$231,242	$231,849	$119,161

Ratio of earnings to combined fixed charges and preferred dividends	0.61	0.53	0.38	0.37	1.65

Deficiency	$100,684	$116,515	$143,572	$145,207